THIS AGREEMENT is dated for reference the 13th day of December, A.D. 2006.

BETWEEN:

IVision Group Ltd.,  a company incorporated in the state of Nevada and having its offices at 1530-9th Avenue S.E., Calgary, Alberta T2G 0T7

(Hereinafter referred to as the “Company”)

OF THE FIRST PART

AND:

Antonio Care, an individual with an address at 3886 Avenue des Generaux, Lavalle, Quebec H7E 5K7

(hereinafter referred to as the “Creditor”)

OF THE SECOND PART

WHEREAS the Company is indebted to the Creditor and the Creditor is willing to accept payment of the indebtedness in shares in the capital stock of IVision Group Ltd., subject to the terms and conditions hereinafter set forth in settlement of the Company’s indebtedness to it.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual covenants hereinafter contained, the parties hereto agree as follows:

1.

The Company confirms and acknowledges it is indebted to the Creditor and that it wishes to settle a portion of the indebtedness by way of the issuance of shares for a portion of such debt in the amount of $5,000.00 USD (the “ Partial Indebtedness”).

2.

The Creditor agrees to accept 50,000,000 shares of common stock at a deemed price of $0.0001 per share in full and final settlement of the Partial Indebtedness.

3.

Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

4.

Time shall be of the essence of this Agreement.

5.

This Agreement shall enure to the benefit of and be binding upon the parties hereto, their heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

ANTONIO CARE

IVISION GROUP LTD.

/s/ Antonio Care

/s/ Michel Bourbonnais